Via Facsimile and U.S. Mail
Mail Stop 6010

March 31, 2009

G. Janelle Frost
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
AMERISAFE, Inc.
2301 Highway 190 West
DeRidder, LA 70634

> **Re: AMERISAFE, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **File No. 001-12251**

Dear Ms. Frost

    We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief